SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                       POST-EFFECTIVE AMENDMENT NUMBER 1


                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

                      Pursuant to Section 12(b) or 12(g)
                    of the Securities Exchange Act of 1934

                           ML SELECT FUTURES I L.P.
            (Exact name of registrant as specified in its charter)

             DELAWARE                                          13-3887922
             --------                                          ----------
 (State or other jurisdiction of                            (I.R.S. Employer
  incorporation or organization)                           Identification No.)


                 c/o MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC

                          Princeton Corporate Campus
                                  Section 2G
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
              (Address of principal executive offices) (zip code)

                                Steven B. Olgin
                   Merrill Lynch Alternative Investments LLC
                          Princeton Corporate Campus
                                  Section 2G
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536

                                (800) 765-0995
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                          --------------------------

                                  Copies to:

------------------------------------------------------------------------------
       David R. Sawyier                            Michael J. Schmidtberger
  Sidley Austin Brown & Wood                    Sidley Austin Brown & Wood LLP
        Bank One Plaza                                787 Seventh Avenue
    Chicago, Illinois 60603                        New York, New York 10019
------------------------------------------------------------------------------

Registrant's telephone number, including area code:  (609) 282-6996

Securities to be registered pursuant to Section 12(b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act:  LIMITED PARTNERSHIP
                                                                   -------------------
                                                                   INTERESTS
                                                                   ---------
                                                                   (Title of Class)

                                                  TABLE OF CONTENTS

                                                       PART I

                                                                                                               Page
                                                                                                               ----

Item 1. Business..................................................................................................3

Item 2. Financial Information....................................................................................14

Item 3. Properties...............................................................................................28

Item 4. Security Ownership of Certain Beneficial Owners and Management...........................................28

Item 5. Directors and Executive Officers.........................................................................29

Item 6. Executive Compensation...................................................................................31

Item 7. Certain Relationships and Related Transactions...........................................................32

Item 8. Legal Proceedings........................................................................................33

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters..........34

Item 10. Recent Sales of Unregistered Securities.................................................................34

Item 11. Description of Registrant's Securities..................................................................35

Item 12. Indemnification of Directors and Officers...............................................................38

Item 13. Financial Statements and Supplementary Data.............................................................38

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure....................39

Item 15. Financial Statements and Exhibits.......................................................................39


Item 1.  Business

     (a) General development of business

     ML Select Futures I L.P. (the "Partnership") was organized under the Delaware Revised Uniform Limited Partnership Act on August 4, 1995 under the name ML Chesapeake L.P. The Partnership began trading operations on April 1, 1996 and trades in the international futures and forward markets applying proprietary trading strategies under the direction of Sunrise Capital Partners, LLC ("Sunrise" or the "Advisor"). The Partnership's objective is achieving, through speculative trading, substantial capital appreciation over time.

     Merrill Lynch Alternative Investments LLC ("MLAI LLC"), a wholly-owned subsidiary of Merrill Lynch Investment Managers, L.P. ("MLIM"), which, in turn, is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch"), is the general partner of the Partnership. Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") is the Partnership's commodity broker.


     Effective May 31, 2001, a predecessor to MLAI LLC, Merrill Lynch Investment Partners Inc. ("MLIP"), converted to a Delaware limited liability company and changed its name to MLIM Alternative Strategies LLC. Effective February 28, 2003, MLIM Alternative Strategies LLC changed its name to Merrill Lynch Alternative Investments LLC as part of an internal reorganization. As used herein, the capitalized term "MLAI LLC" also refers to the General Partner when its name was MLIM Alternative Strategies LLC and Merrill Lynch Investment Partners Inc.

     Effective August 14, 2001, Merrill Lynch Group, Inc. contributed all of the issued and outstanding shares of MLAI LLC to its affiliate, MLIM, in a tax-free reorganization. All of the officers of MLIP at the time continued with their former roles with MLAI LLC. These changes had no impact on the Partnership's investors. Effective November 2, 2001, Merrill Lynch Futures, Inc. ("MLF") merged into its affiliate, MLPF&S, a wholly owned subsidiary of Merrill Lynch. MLPF&S became the successor party to the agreements between MLF and the Partnership. The terms of the agreements remained unchanged and the merger had no effect on the terms on which the Partnership's transactions were executed.


     The proceeds of the Partnership's units of limited partnership interest (the "Units") were initially allocated to the Partnership's initial trading adviser, Chesapeake Capital Corporation ("Chesapeake"). On July 1, 1998, Sunrise replaced Chesapeake as the Partnership's sole trading advisor. The administrative authority over the Partnership remains with MLAI LLC.


     As of December 31, 2003, the aggregate capitalization of the Partnership was $270,488,591 and the Net Asset Value per Unit, originally $100 as of April 1, 1996, had risen to $224.63. As of June 30, 2004, the aggregate capitalization of the Partnership was $470,497,542, and the Net Asset Value per Unit was $227.99 The Partnership has not made any distributions.

     The highest month-end Net Asset Value per Unit in the last full five calendar years through December 31, 2003 was $224.63 (December 31, 2003) and the lowest was $135.54 (June 30, 2000). In March 2004, the month-end Net Asset Value per Unit was $248.26.

     (b) Financial information about segments

     The Partnership's business constitutes only one segment for financial reporting purposes, i.e., a speculative "commodity pool." The Partnership does not engage in sales of goods or services.

     (c) Narrative description of business

General


     The Partnership trades in the international futures and forward markets with the objective of achieving substantial capital appreciation. One of the aims of the Partnership is to provide diversification to a limited portion of the risk segment of the Limited Partners' portfolios into an investment field that has historically often demonstrated a low degree of performance correlation with traditional stock and bond holdings. Traditional portfolios invested in stocks, bonds and cash equivalents can be diversified by allocating a portion of their assets to non-traditional investments such as managed futures.

     The Partnership and MLAI LLC have entered into an advisory agreement with the Advisor whereby the Advisor trades in the international futures and forwards markets using its Expanded Diversified Program. In the Expanded Diversified Program, which Sunrise has traded since January 1, 1989, the Advisor applies its trend-following systems to a broadly-diversified portfolio of futures and forward markets, including, but not limited to, precious and industrial metals, grains, petroleum products, soft commodities, domestic and foreign interest rate futures, domestic and foreign stock indices (including S&P 500, DAX and Nikkei 225), currencies and their cross rates, and minor currency markets. The Partnership accesses Sunrise's Expanded Diversified Program through a managed account.

     Relying on technical analysis, Sunrise believes that future price movements in all markets may be more accurately anticipated by analyzing historical price movements within a quantitative framework rather than attempting to predict or forecast changes in price through fundamental economic analysis. The trading methodologies employed by Sunrise in the Expanded Diversified Program are based on programs analyzing a large number of interrelated mathematical and statistical formulas and techniques which are quantitative, proprietary in nature and which have been either learned or developed by its principals. The profitability of the programs traded pursuant to technical analysis emphasizing mathematical and charting approaches will depend upon the occurrence in the future, as in the past, of major trends in some markets. In the absence of these trends and relationships, the trading programs are likely to be unprofitable.

     Sunrise's long-term, trend following methodology used in connection with the Expanded Diversified Program attempts to detect a trend, or lack of a trend, with respect to a particular commodity interest in a program by analyzing price movement and volatility over time. This program consists of multiple, independent and parallel systems, each designed and tested to seek out and extract different market inefficiencies on different time horizons. These systems will generate a signal to sell a "short" contract or purchase a "long" contract based upon their identification of a price trend in the particular commodity interest. If the systems do not detect a price trend, a "neutral" trading signal will be generated. While this neutral signal is designed to filter out high-risk "whipsaw" markets, it is successful on only a limited basis. Successful speculative commodity trading employing trend-following techniques, such as Sunrise's system, depends to a large degree upon not trading non-directional, volatile markets. Accordingly, to the extent that this neutral trading signal is not generated during a non-trending market, trading would likely be unsuccessful because an account would trade such markets.

     Long-term, trend-following trading systems, such as those employed by Sunrise in connection with the Expanded Diversified Program, will seldom effect market entry or exit at the most favorable price in the particular market trend. Rather, this type of trading system seeks to close out losing positions quickly and to hold portions of profitable positions for as long as the trading system determines that the particular market trend continues to offer reasonable profit potential. The number of losing transactions may exceed substantially the number of profitable transactions. However, if Sunrise's approach is successful, these losses should be more than offset by gains.

     While Sunrise relies primarily on its mechanical technical trading systems in making investment decisions in the Expanded Diversified Program, the strategy does include the latitude to depart from this approach if market conditions are such that, in the opinion of Sunrise, execution of trades recommended by the mechanical systems would be difficult or unusually risky to an account. There may occur the rare instance in which Sunrise will override the system to decrease market exposure. Any modification of trading instructions could adversely affect the profitability of an account. Among the possible consequences of such a modification would be (1) the entrance of a trade at a price significantly worse than a system's signal price, (2) the complete negation of a signal which subsequently would have produced a profitable trade or (3) the premature termination of an existing trade. Sunrise is under no obligation to notify MLAI LLC or the Partnership of this type of deviation from its mechanical systems, since it is an integral part of its overall trading method.

     A technical trading system consists of a series of fixed rules systematically applied. However, the system still requires that Sunrise make certain subjective judgments. For example, Sunrise must select the markets it will follow and commodity interests it will actively trade, along with the contract months in which it will maintain positions. Sunrise must also subjectively determine when to liquidate positions in a contract month which is about to expire and initiate a position in a more distant contract month.

It is anticipated that Sunrise will commit to margin between 5-40% of assets managed, but margin commitments may from time to time exceed this range. The Partnership is required to maintain a 20% margin balance; however, since the Partnership is fully funded, 100% of the available assets are held in the trading account.


     Sunrise engages in ongoing research which may lead to significant modifications from time to time. Sunrise will notify MLAI LLC if modifications to its trading systems or portfolio structure are material.

     The decision to add or subtract markets from the Expanded Diversified Program periodically is at the sole discretion of Sunrise. Sunrise is not required to inform the Partnership of these changes as they occur. Sunrise may trade options for the Partnership in the future.

     The advisory agreement among Sunrise, MLAI LLC and the Partnership, initially effective July 1, 1998, automatically renews for successive one-year terms. Sunrise may terminate the advisory agreement if the equity in the Partnership's account drops below $1,000,000 as of the close of business on any day, among other reasons. The Partnership may terminate the advisory agreement as of any month-end. However, MLAI LLC believes that it is advisable to take a long-term approach to managed futures investing and does not anticipate terminating the advisory agreement except for cause (including, perhaps, substantial losses). The Partnership will give Limited Partners advance notice of any termination and an opportunity to redeem or transfer their investment without charge before continuing trading under the direction of another advisor. In selecting a new advisor, MLAI LLC would use a variety of different analytical techniques, as well as its knowledge of the past performance of a large number of different prospective advisors, considering prospective advisors' performance, amount of assets under management, reputation, length of experience in managing customer funds, volume of trading, risk/reward profile, advisory fees charged, instruments traded and other factors. MLAI LLC would make personal contact with each advisor it was considering in order to form a basis for a subjective evaluation of the merits of such advisor's trading method. Consistent with this objective of providing investors with managed products into which to diversify a portion of the risk segments of their portfolios, MLAI LLC would engage in non-correlation and other quantitative forms of analysis, evaluating the ability of an advisor to perform well during periods when more conventional investments such as stocks or bonds have been declining in value.

     While Sunrise has been given sole and exclusive authority and responsibility for directing the investment and reinvestment of the Partnership's assets, MLAI LLC may override Sunrise's trading instructions to comply with any trading policies that the Partnership may have in place, to fund any distributions or redemptions of Units to be made by the Partnership, to pay Partnership expenses, to effect any allocation or reallocation of the Partnership's assets in accordance with the advisory agreement, or as required by law. Unless otherwise required by law, the Partnership would be required to use best efforts to give Sunrise three business days in which to liquidate positions prior to exercising such an override.

     Sunrise has agreed to direct the investment and reinvestment of the Partnership's assets pursuant to its Expanded Diversified Program and may only use another program with the consent of the Partnership and MLAI LLC. Sunrise does not anticipate seeking to obtain authority to use another program in connection with the Partnership's trading and MLAI LLC does not anticipate consenting to a change in the program being used for the Partnership, though each party retains the right to do so. In the event of a change in the program used to invest and reinvest the Partnership's assets, Limited Partners would be given prior notice and an opportunity to redeem their Units.

     The advisory agreement provides that the Partnership will indemnify Sunrise and its officers, employees and controlling persons for conduct undertaken as a trading advisor or otherwise relating to any action or omission of such persons (or alleged action or omission) in connection with the advisory agreement; provided that, such action or omission (or alleged action or omission) does not constitute negligence, misconduct or breach of the advisory agreement and was done in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Partnership. The advisory agreement further provides that this indemnity provision will not increase the liability of any limited partner to the Partnership beyond the amount of his or her capital and profits (exclusive of distributions or other returns of capital, including redemptions), if any, in the Partnership. The advisory agreement provides that the foregoing indemnified parties shall not be liable to the Partnership for actions or omissions within the scope of the standards set forth in the foregoing indemnities.

Use of Proceeds and Cash Management Income

     Subscription Proceeds.


     The Partnership's cash is used as security for and to pay the Partnership's trading losses as well as its expenses and redemptions. The primary use of the proceeds of the sale of the Units is to permit Sunrise to trade on a speculative basis in a wide range of different futures and forwards markets on behalf of the Partnership. While being used for this purpose, the Partnership's assets are also generally available for cash management, as more fully described below under "Liquidity; Capital Resources".


     Market Sectors.


     In the Expanded Diversified Program, Sunrise applies its trend-following systems to a broadly-diversified portfolio of futures and forward markets. Interests currently included in the Expanded Diversified Program are: currencies (majors, minors & crossrates), metals (gold, silver, copper, aluminum, nickel and zinc), indices (S&P 500, DAX and Nikkei 225), interest rates (T-Bonds, T-Notes, Eurodollars, Euro-Bund, 3-month Euro Futures, Euro BOBL, Japanese Government Bond, Euroyen, 90-day Australian Bank Accepted Bill ("Aussie Bill") and 3-month Canadian Bankers' Acceptance Note), energy (crude oil and natural gas) and agriculturals (soybeans, soymeal, corn, wheat, coffee, sugar and cotton).


     Market Types.

     The Partnership trades on a variety of United States and foreign futures exchanges. Substantially all of the Partnership's off-exchange trading takes place in the highly liquid, institutionally-based currency forward markets.

     Many of the Partnership's currency trades are executed in the spot and forward foreign exchange markets (the "FX Markets") where there are no direct execution costs. Instead, the participants, banks and dealers, in the FX Markets take a "spread" between the prices at which they are prepared to buy and sell a particular currency and such spreads are built into the pricing of the spot or forward contracts with the Partnership.

     As in the case of its market sector allocations, the Partnership's commitments to different types of markets - U.S. and non-U.S., regulated and non regulated - differ substantially from time to time, as well as over time. The Partnership has no policy restricting its relative commitment to any of these different types of markets.

     Custody of Assets.


     All of the Partnership's assets are currently held in customer accounts at Merrill Lynch.

     Interest on Cash Assets

     The Partnership earns income, as described below, on its "Cash Assets," which can be generally described as the cash actually held by the Partnership, plus its "open trade equity" (unrealized gain and loss marked to market daily on open positions). Cash Assets are held primarily in U.S. dollars, and to a lesser extent in foreign currencies, and are comprised of the following: (a) the Partnership's cash balances, plus open trade equity on United States futures;

and (b) the Partnership's cash balance in foreign currencies as a result of realized profits and losses derived from its trading in non-U.S. dollar denominated futures and options contracts, plus open trade equity on those exchanges which settle gains and losses on open positions in such contracts prior to closing out such positions. Cash Assets do not include, and the Partnership does not earn interest income on, the Partnership's gains or losses on its open forward, commodity option and certain non-U.S. futures positions since such gains and losses are not collected or paid until such positions are closed out.

     The Partnership's Cash Assets may be greater than, less than or equal to the Partnership's Net Asset Value (on which the redemption value of the Units is based) primarily because Net Asset Value reflects all gains and losses on open positions as well as accrued but unpaid expenses.

     The interest income arrangements for the Partnership's U.S. dollar Cash Assets differ from those applicable to its non-U.S. dollar Cash Assets. Interest income, once accrued to the Partnership, may be used to support additional trading and, as such, is subject to the risk of trading losses.

     Interest Earned on the Partnership's U.S. Dollar Cash Assets

     The Partnership's U.S. dollar Cash Assets are held by MLPF&S in customer segregated accounts and primarily invested in CFTC-eligible investments (including, without limitation, commercial paper, U.S. government and government agency securities, prime foreign government securities, corporate notes and money market funds). Cash Assets may also be maintained in "offset accounts" at major U.S. banks. Offset accounts are non-interest bearing demand deposit accounts maintained with banks unaffiliated with Merrill Lynch. MLPF&S may in the future elect to maintain accounts of this nature with one or more of its affiliates. Offset account deposits reduce Merrill Lynch's borrowing costs with such banks. An integral feature of the offset arrangements is that the participating banks specifically acknowledge that the offset accounts are for the benefit of MLPF&S's customers, not subject to any Merrill Lynch liability.

     MLPF&S credits the Partnership, as of the end of each month, with interest at the effective daily 91-day Treasury bill rate on the Partnership's average daily U.S. dollar Cash Assets during such month. MLPF&S generally earns a spread between the rate of return earned on the CFTC eligible investments and the 91-day Treasury bill rate paid to the Partnership, but MLPF&S assumes all interest rate and default risk with respect to such investments. In addition, to the extent that the U.S. dollar Cash Assets are held in offset accounts, Merrill Lynch may receive an economic benefit which exceeds the 91-day Treasury bill rate paid by MLPF&S to the Partnership. The banks at which the offset accounts are maintained make available to Merrill Lynch interest-free overnight credits, loans or overdrafts in the amount of the Partnership's U.S. dollar Cash Assets held in the offset accounts, charging Merrill Lynch a small fee for this service. The foregoing benefits to Merrill Lynch are in addition to the Brokerage Commissions and Administrative Fees paid by the Partnership to MLPF&S and MLAI LLC, respectively, but have not exceeded approximately 0.75% per annum of the Partnership's average daily U.S. dollar Cash Assets held in the offset accounts.

     Single Currency Margining

     Under the single currency margining program implemented for the Partnership by MLPF&S, the Partnership itself does not deposit foreign currencies to margin its trading in non-U.S. dollar denominated futures contracts and options. Instead, it deposits only U.S. dollars with MLPF&S to satisfy all its U.S. dollar and non-dollar margin and settlement obligations. With regard to non-dollar obligations, rather than converting the Partnership's dollar deposits to foreign currencies each day as needed, MLPF&S lends to the Partnership (from MLPF&S's own or borrowed funds) the foreign currencies required to meet the Partnership's obligations. The Partnership continues to earn the 91-day Treasury bill rate on the dollars which would otherwise have been converted daily into foreign currencies until actual foreign exchange conversions are done (generally on a weekly basis) in order to repay MLPF&S for its foreign currency loans.

     Interest Earned on the Partnership's Non-Dollar Cash Assets

     MLPF&S pays the Partnership interest each day on the Partnership's daily net foreign currency equity balance(s) (i.e., foreign currencies on deposit plus open trade equity passed through to MLPF&S by the applicable exchange or clearing house). Conversely, MLPF&S charges the Partnership interest each day on the foreign currency loans made to the Partnership by MLPF&S. On a currency by currency basis, interest is paid and charged to the Partnership by MLPF&S at the same applicable benchmark rate (based upon prevailing local short-term interest rates). MLPF&S may from time to time retain a spread between the interest actually earned on the Partnership's foreign currency deposits and the interest paid by MLPF&S on such deposits at the applicable benchmark rate.

     The single currency margining program referred to above does not eliminate the foreign currency balances that result from the Partnership's trading of non-dollar denominated contracts or the foreign exchange risk associated with its non-dollar denominated obligations. However, the above-mentioned periodic foreign exchange conversions of non-dollar cash balances are designed to reduce the Partnership's foreign exchange exposure.

     Merrill Lynch might decide, in its sole discretion, to stop providing foreign currency margin for the Partnership. In that case, the Partnership would incur the costs and exchange rate risk involved in providing foreign currency margin.


Charges


     Each Unit is subject to the same charges. The Partnership's average month-end Net Assets during 2003, 2002 and 2001 equaled $180,783,609, $68,702,933 and $34,771,639, respectively.

     Description of Current Charges.

RECIPIENT                NATURE OF PAYMENT                  AMOUNT OF PAYMENT
MLPF&S                   Brokerage Commissions              A flat-rate monthly commission of 1/12 of 5.5% of the
                                                            Partnership's month-end assets (including the monthly
                                                            interest credit and before reduction for accrued month-end redemptions, distributions, Brokerage Commissions,
                                                            Administrative Fees or Profit Shares*, in each case as of
                                                            the end of the month of determination), a 5.5% annual rate.
                                                            Such commissions cover the Advisor's monthly consulting fee as well as all floor brokerage and exchange, clearing and
                                                            National Futures Association ("NFA") fees incurred in the
                                                            Partnership's trading.


                                                            MLAI LLC estimates that the round-turn equivalent rates
                                                            charged to the Partnership during the years ended 2003,
                                                            2002, 2001 were approximately $265, $193 and $209,
                                                            respectively.

                                                            The Partnership has paid $10,533,803, $4,012,892 and
                                                            $2,033,742 during the years 2003, 2002 and 2001
                                                            respectively, in Brokerage Commissions.

MLPF&S                   Use of Partnership assets          Merrill Lynch may derive an economic benefit from the
                                                            deposit of certain of the Partnership's U.S. dollar assets in accounts maintained at MLPF&S, which, net of the interest credits paid to the Partnership and the fee paid to the
                                                            offset banks in which the assets are deposited, are not
                                                            anticipated to exceed 0.75% per annum of the Partnership's average daily U.S. dollar cash assets held in the offset
                                                            accounts. See Item 1(c) under "Interest Earned on the
                                                            Partnership's U.S. Dollar Cash Assets."

MLAI LLC                 Administrative Fee                 The Partnership pays a flat rate monthly charge of 1/12 of
                                                            0.25% , a 0.25% annual rate, of the Partnership's month-end assets (including the monthly interest credit and before
                                                            reduction for accrued month-end redemptions, distributions,
                                                            Brokerage Commissions, Administrative Fees or Profit Shares,
                                                            in each case as of the end of the month of determination).
                                                            The Administrative Fees cover the Partnership's routine
                                                            administrative expenses, and MLAI LLC pays any
                                                            administrative costs incurred during any calendar year in
                                                            excess of the foregoing amount.

                                                            The Partnership has paid $622,464, $182,404 and $92,442
                                                            during the years 2003, 2002 and 2001 respectively, in
                                                            Administrative Fees.




                                                           10

RECIPIENT                NATURE OF PAYMENT                  AMOUNT OF PAYMENT


Merrill Lynch            Bid-ask spreads                    Bid-ask spreads on forward and related trades.
International Bank
("MLIB") or an
affiliate; Other
Counterparties

MLIB (or an              EFP differentials                  Certain of the Partnership's currency trades may be executed
affiliate); Other                                           in the form of "exchange of futures for physical"
Counterparties                                              transactions, in which a counterparty (which may be MLIB or an affiliate) receives an additional "differential" spread for exchanging the Partnership's cash currency positions for equivalent futures positions.

Sunrise                  Annual Profit Share                Profit shares of 23% of any New Trading Profit generated by the Partnership as a whole, excluding interest income and
                                                            after reduction for a portion (3.75% per year of the Fund's average assets per month) of the Brokerage Commissions, as of the end of each calendar year or upon redemption of
                                                            Units. New Trading Profit is any cumulative trading profit in excess of the highest level -- the "High Water Mark" --
                                                            of cumulative trading profit as of any previous calendar
                                                            year-end. Accrued Profit Shares on redeemed Units are
                                                            allocated to Sunrise. Any shortfall between cumulative
                                                            trading profit and the High Water Mark is proportionately
                                                            reduced when Units are redeemed. Trading profit is not
                                                            reduced by redemption charges and is payable in cash.

                                                            The Partnership has paid $8,416,558, $2,508,724 and $779,623 during the years 2003, 2002 and 2001 respectively, in Profit
                                                            Shares.

Sunrise                                                     Consulting Fees MLPF&S pays the Advisor monthly consulting fees of 1/12 of 1% of the Partnership's month-end assets,
                                                            after reduction for a portion of the Brokerage Commissions.

                                                            The Partnership has paid $1,907,656, $726,728 and $368,308 during the years 2003, 2002 and 2001 respectively, in
                                                            Consulting Fees.

MLPF&S; Others           Reimbursement of delivery,         Actual payments to third parties, which are expected to
                         insurance, storage and any         be negligible.
                         other extraordinary
                         charges; taxes (if any)

MLPF&S; Others           Extraordinary expenses             Actual costs incurred; none paid to date.

-------------------------
*The Partnership's Brokerage Commissions and Administrative Fees are a constant percentage of the Partnership's assets allocated to trading. The only Partnership costs (other than the insignificant currency trading costs) which are not based on a percentage of the Partnership's assets (allocated to trading or total) are the "Profit Shares" payable to the Advisor based on the New Trading Profits generated by the Partnership excluding interest and after reduction for a portion of the Brokerage Commissions.

                              BREAKEVEN ANALYSIS

     In order for an investor to break even on an investment during the first year, an initial investment of $10,000 must earn trading profits of $450.00, or 4.5% (assuming interest income of 1.25% and without including the redemption charge).

                     Breakeven Table

                                           Twelve-Month
                                              Dollar
                                              Amount
                           Twelve-Month      ($10,000
                            Percentage       Initial
Expenses                     of NAV*       Investment)
--------                     -------       -----------

Brokerage Commissions         5.50%           $550.00

Administrative Fees           0.25%            $25.00

Profit Share**                 None              None

Interest Income              (1.25)%          $(125.00)

TWELVE-MONTH BREAKEVEN
WITHOUT REDEMPTION CHARGE     4.50%           $450.00
                              -----           -------

Redemption Charge (first      4.00%           $400.00
12 months only)***

TWELVE-MONTH BREAKEVEN
WITH REDEMPTION CHARGE         8.5%           $850.00
                               ----           -------

*  Assumes a constant $10,000 Net Asset Value

** When determining Sunrise's profit share, if any, a portion of the brokerage commissions (3.75% per year), which are based on the Partnership's average month-end assets, is subtracted from the Partnership's trading profits. Accordingly, a profit share is earned by Sunrise when trading profits exceed 3.75% per year of the Partnership's average month-end assets.

*** A redemption charge may apply to the Net Asset Value of the Units on the date of redemption. There is a 4.0% redemption charge during the first year following a purchase. For purposes of the analysis above, Units are assumed to be redeemed within the first year following purchase.


Regulation


     Each of MLAI LLC and the Advisor is registered with the Commodity Futures Trading Commission (the "CFTC") as a commodity pool operator and commodity trading advisor and is a member of the National Futures Association ("NFA") in such capacities. MLPF&S is registered with the CFTC as a futures commission merchant and is a member of the NFA in such capacity. MLPF&S is a clearing member of the Chicago Board of Trade and the Chicago Mercantile Exchange, and is either a clearing member or member of all other principal U.S. futures and futures options exchanges. Other than in respect of the registration requirements pertaining to the Partnership's securities under Section 12(g) of the Securities Exchange Act of

1934, the Partnership is generally not subject to regulation by the Securities and Exchange Commission (the "SEC"). However, MLAI LLC itself is registered as an "investment adviser" under the Investment Advisers Act of 1940. MLPF&S is also regulated by the SEC and the National Association of Securities Dealers.

Conflicts of Interest

     MLAI LLC organized and controls the Partnership. MLAI LLC and its affiliates are the primary service providers to the Partnership and will remain so even if using other firms might be better for the Partnership. Futures trading is highly competitive. To the extent that Merrill Lynch entities continue to be retained by the Partnership despite providing non-competitive services, the Partnership is likely to incur losses.

     MLAI LLC allocates its resources among a number of different funds. MLAI LLC has financial incentives to favor certain funds over the Partnership.

     The business terms of the Partnership -- other than the fees and Profit Shares due to Sunrise which were negotiated between MLAI LLC and Sunrise -- were not negotiated. MLAI LLC unilaterally established these terms, balancing marketing and performance considerations and its interest in maximizing the revenues generated to MLAI LLC.

     MLAI LLC had a conflict of interest in selecting Sunrise as the Partnership's trading advisor in that Merrill Lynch receives more net benefit from the Brokerage Commissions paid by the Partnership the more infrequently an advisor trades. Sunrise trades less frequently than many other trading advisors. MLPF&S receives a flat-rate fee for executing the Partnership's futures trades. However, MLPF&S incurs out-of-pocket costs in executing each such trade. The less frequently an advisor trades, the lower these out-of-pocket costs and the greater the net revenues from the Partnership. As the consulting fees are also paid from the Brokerage Commissions paid by the Partnership, Merrill Lynch benefits from lower consulting fees being paid to a trading advisor.

     MLAI LLC's interest in maximizing its revenues could cause it to take actions which are detrimental to the Partnership in order to increase MLAI LLC's income from the Partnership or decrease its costs in sponsoring the Partnership. Also, because MLAI LLC does not have to compete with third parties to provide services to the Partnership, there is no independent check on the quality of such services.

Reports

     MLAI LLC furnishes each Limited Partner with a monthly Account Statement and an Annual Report for the Partnership containing audited financial statements pursuant to applicable CFTC rules and the Agreement of Limited Partnership. MLAI LLC will also provide Limited Partners with Schedules K-1 no later than March 15 of each year setting forth the federal income tax information necessary for them to file their individual tax returns.


     (i) through (xii)-- not applicable.

     (xiii) The Partnership has no employees.

     (d) Financial Information About Geographic Areas

     The Partnership trades on a number of foreign commodity exchanges. The Partnership does not engage in the sales of goods or services.

Item 2.  Financial Information

     (a) Selected Financial Data

     The following selected financial data has been derived from the audited financial statements of the Partnership.


                                        For The Year      For The Year      For The Year      For The Year      For The Year
                                           Ended              Ended            Ended              Ended            Ended
                                        December 31,      December 31,      December 31,      December 31,      December 31,
Statement of Operations Data                2003              2002              2001              2000              1999
------------------------------------- ---------------   ----------------   ---------------  ---------------    --------------
Revenues
     Trading Profits (Loss):
     Realized                           $27,402,575        $5,392,704       $6,824,865         $(514,466)        $831,145
     Change in Unrealized                16,373,295         8,250,855       (2,048,558)        2,829,995         (184,167)

                                        -----------       -----------      ------------      ------------       ----------
Total Trading Results                    43,775,870        13,643,559        4,776,307         2,315,529          646,978

Interest Income                           1,831,533         1,124,469        1,157,629         1,539,821          669,795

                                        -----------       -----------      ------------      ------------       ----------
Total Revenues                           45,607,403        14,768,028        5,933,936         3,855,350        1,316,773

Expenses:
   Brokerage Commissions                 10,533,803         4,012,892        2,033,742         1,449,008          799,962
   Profit Shares                          8,416,558         2,508,724          779,623           381,807           23,357
   Administrative Fees                      622,464           182,404           92,442            65,864           36,362

                                        -----------       -----------      ------------      ------------       ----------
   Total Expenses                        19,572,825         6,704,020        2,905,807         1,896,679          859,681
Net Income                              $26,034,578       $ 8,064,008      $ 3,028,129       $ 1,958,671        $ 457,092

                                          December 31,      December 31,     December 31,     December 31,     December 31,
Statement of Financial Condition Data         2003              2002             2001             2000             1999
--------------------------------------- ---------------   --------------   --------------    --------------   --------------
Partnership Net Asset Value              $270,488,591      $108,807,592      $51,822,535      $26,006,133      $22,999,434
Net Asset Value per Unit                      $224.63           $196.23          $177.38          $158.47          $145.22

                                              MONTH-END NET ASSET VALUE PER UNIT
--------------------------------------------------------------------------------------------------------------------------------
             Jan.      Feb.      Mar.      Apr.      May      June     July      Aug.     Sept.      Oct.      Nov.      Dec.
--------------------------------------------------------------------------------------------------------------------------------
1999       $136.56   $142.87   $141.21   $146.68  $145.42   $148.75   $147.11   $147.28   $147.68  $148.82   $147.89   $145.22
2000       $149.88   $146.05   $144.18   $137.24  $135.93   $135.54   $135.89   $141.15   $139.29  $139.35   $148.00   $158.47
2001       $160.87   $167.13   $179.04   $169.51  $173.78   $171.48   $169.00   $172.42   $183.05  $193.22   $174.55   $177.38
2002       $172.84   $167.29   $167.42   $168.82  $175.76   $189.55   $192.20   $193.42   $203.57  $196.64   $187.30   $196.23
2003       $212.87   $221.65   $207.96   $208.62  $217.96   $209.68   $206.45   $206.34   $199.40  $210.45   $207.90   $224.63
2004       $226.76   $243.15   $248.26   $237.31  $234.35   $227.99   $223.83   $214.07   $215.06

                          ML SELECT FUTURES I L.P.(1)
             Type of partnership: single advisor; privately-placed
                       Inception of trading: April 1996
                     Aggregate subscriptions: $258,622,064
                       Current capital:(2) $270,488,591
             Net Asset Value per Unit at January 1, 1999: $145.22
             Net Asset Value per Unit at December 31 2003: $224.63
                  Worst monthly drawdown:(2) (9.66)% (11/01)
            Worst peak-to-valley drawdown:(3) (13.42)% (11/01-2/02)

     ====================== ============= ============= ============= ============ =============
            Month(4)            2003(%)      2002(%)       2001(%)      2000(%)       1999(%)
     ---------------------- ------------- ------------- ------------- ------------ -------------
     January                    8.48         (2.56)         1.51         3.21         (0.67)
     ---------------------- ------------- ------------- ------------- ------------ -------------
     February                   4.12         (3.21)         3.89        (2.55)         4.62
     ---------------------- ------------- ------------- ------------- ------------ -------------
     March                     (6.18)         0.07          7.13        (1.28)        (1.16)
     ---------------------- ------------- ------------- ------------- ------------ -------------
     April                      0.31          0.84         (5.32)       (4.81)         3.87
     ---------------------- ------------- ------------- ------------- ------------ -------------
     May                        4.48          4.11          2.52        (0.95)        (0.86)
     ---------------------- ------------- ------------- ------------- ------------ -------------
     June                      (3.80)         7.85         (1.32)       (0.29)         2.29
     ---------------------- ------------- ------------- ------------- ------------ -------------
     July                      (1.54)         1.40         (1.45)        0.26         (1.10)
     ---------------------- ------------- ------------- ------------- ------------ -------------
     August                    (0.05)         0.63          2.03         3.87          0.11
     ---------------------- ------------- ------------- ------------- ------------ -------------
     September                 (3.36)         5.25          6.16        (1.31)         0.27
     ---------------------- ------------- ------------- ------------- ------------ -------------
     October                    5.54         (3.40)         5.55         0.04         (3.29)
     ---------------------- ------------- ------------- ------------- ------------ -------------
     November                  (1.21)        (4.75)        (9.66)        6.21          3.55
     ---------------------- ------------- ------------- ------------- ------------ -------------
     December                   8.05          4.76          1.62         7.07         (1.80)
     ---------------------- ------------- ------------- ------------- ------------ -------------
     Compound Annual           14.47         10.63         11.93         9.14          5.63
     Rate of Return(5)
     ====================== ============= ============= ============= ============ =============


(1) Current capital is calculated in accordance with generally accepted accounting principles and is equivalent to the Partnership's Net Assets.

(2) Worst monthly drawdown is the largest negative monthly rate of return experienced by the Partnership; a drawdown is measured on the basis of month-end Net Assets only, and does not reflect intra-month figures.

(3) Worst peak-to-valley drawdown is the greatest percentage decline from a month-end cumulative monthly rate of return without such cumulative monthly rate of return being equaled or exceeded as of a subsequent month-end. For example, if the monthly rate of return was (1)% in each of January and February, 1% in March and (2)% in April, the peak-to-valley drawdown would still be continuing at the end of April in the amount of approximately (3)%, whereas if the monthly rate of return had been approximately 3% in March, the peak-to-valley drawdown would have ended as of the end of February at approximately the (2)% level.

(4) Monthly Rate of Return is the Partnership's net performance for the month divided by the beginning Net Asset Value of the Partnership for such month.

(5) Compound Annual Rate of Return is calculated by multiplying on a compound basis each of the monthly rates of return set forth in the chart above and not by adding or averaging such monthly rates of return. For periods of less than one year, the results are through the date indicated.

     (b) Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Results of Operations

     General.


     Sunrise has been the Partnership's sole Advisor since January 1, 1998. Sunrise is a trend-following trader, whose program does not attempt to predict price movements. No fundamental economic supply or demand analyses are used by Sunrise and no macroeconomic assessments of the relative strengths of different national economies or economic sectors are used. Instead, its program applies proprietary models to analyzing past market data, and from this data alone attempts to determine whether market prices are trending. As a technical trader, Sunrise bases its strategies on the theory that market prices reflect the collective judgment of numerous market participants and are, accordingly, the best and most efficient indication of market movements. However, there are frequent periods during which fundamental factors external to the market dominate prices.

     If Sunrise's models identify a trend, it signals positions which follow the trend. When these models identify the trend as having ended or reversed, these positions are either closed out or reversed. Due to their trend-following character, Sunrise's program does not predict either the commencement or the end of a price movement. Rather, its objective is to identify a trend early enough to profit from it and detect its end or reversal in time to close out the Partnership's positions while retaining most of the profits made from following the trend.

     In analyzing the performance of trend-following programs such as those implemented by Sunrise, economic conditions, political events, weather factors, etc., are not directly relevant because only market data has any input into trading results. Furthermore, there is no direct connection between particular market conditions and price trends. There are so many influences on the markets that the same general type of economic event may lead to a price trend in some cases but not in others. The analysis is further complicated by the fact that the programs are designed to recognize only certain types of trends and to apply only certain criteria of when a trend has begun. Consequently, even though significant price trends may occur, if these trends are not comprised of the type of intra-period price movements which its program is designed to identify, Sunrise may miss the trend altogether.


     Performance Summary.


     This performance summary is an outline description of how the Partnership performed in the past, not necessarily any indication of how it will perform in the future. In addition, the general causes to which certain price movements are attributed may or may not in fact have caused such movements, but simply occurred at or about the same time.

     Sunrise is unlikely to be profitable in markets in which such trends do not occur. Static or erratic prices are likely to result in losses. Similarly, unexpected events (for example, a political upheaval, natural disaster or governmental intervention) can lead to major short-term losses, as well as gains.

     While there can be no assurance that Sunrise will be profitable under any given market condition, markets in which substantial and sustained price movements occur typically offer the best profit potential for the Partnership.

2003

     The Partnership was profitable overall for the year with most of the gains experienced in the metals sector followed by the currency sector. Losses were realized in the energy and interest rate sectors.

     Despite an unprofitable first half for the metals sector, it proved to be the most profitable sector for the year. Gold's rise to a six-year high in January had a positive influence on the month. This uptrend was reversed in February and March as market actions were driven by the course of the war with Iraq. The risks and potential impact on the global economy produced increased volatility, as headlines about the war became a main focus. Metal prices were stable and produced marginal profits in May. Unfortunately, May's gains could not offset unfavorable market conditions in June. Base metals drove most of the profits in the third quarter. The markets took direction from economic data and changing perceptions about the economy. Higher prices during the quarter triggered buy signals to build on the Partnership's positions. In October, nickel was the best performer in this sector as the price moved to new highs, while gold and silver moved in a choppy, sideways pattern. In November, the metals sector experienced a corrective phase and started to drift lower only to regain momentum at the end of the month after a series of economic news had signaled that the economy is improving even faster than expected. The upward trend in base metals accelerated in December with nickel and copper being the most profitable.

     The currency forward and futures trading had significant gains for the year. The Partnership started the year with short U.S. dollar positions versus other major currencies. The Partnership capitalized on the persistent rise in the value of these currencies against the U.S. dollar. Profits were also posted in long European currencies against the Japanese yen in January. Trading in currencies was not profitable in February and March. The anxiety about the war in Iraq contributed to choppy and narrow price ranges in most major currencies. Currencies produced large profits in May, as the U.S. dollar remained on the defensive throughout most of the quarter. The underlying factors driving the U.S. dollar lower were low U.S. interest rates, the increasing U.S. deficit and the Federal Reserve's use of the U.S. dollar as a tool to stabilize the U.S. economy. The U.S. dollar's downtrend was also supported by technical indicators, which further accelerated the pace of the U.S. dollar's decline. The biggest beneficiary of the U.S. dollar's slide was the Euro, which hit four-year highs against the U.S. dollar, the Japanese yen and the British pound. The strong downward trend in the U.S. dollar that dominated the market for 18 months came to a halt in June, reversing nearly half of the gains incurred in April and May, causing some short U.S. dollar positions to be liquidated. The currency sector was unprofitable in the third quarter. The sector was highly volatile resulting in difficult trading conditions. The U.S. dollar appreciated against most major currencies in July and August, resulting in losses for the Partnership. The U.S. dollar's weakness persisted into the last quarter, declining against most major and minor currencies. The U.S. dollar weakness against most major and minor currencies is largely a result of growing trade and budget deficits in the U.S. Also, U.S. dollar investments are becoming less attractive for foreign investors because the Federal Reserve has been keeping interest rates at very low levels.

     Agricultural commodities trading resulted in gains for the Partnership. Sugar prices, like commodities in general, continued their upward trend. During January, this trend accelerated thus producing significant profits. Soybeans also contributed to profits with prices moving sharply upward in the first quarter. Soybeans contributed to profits in April with prices moving sharply upward. The direction of the markets shifted in May in reaction to weather and supply reports. The worst performers in this sector were corn and cotton. Agricultural commodities trading generated the most profits for the Partnership for the third quarter. This sector was profitable due to long positions in soybeans, soybean meal and cotton. The soybean complex rallied on forecasts of cold weather across the Midwest. Tight supplies were also seen as supportive factors for the products. China's growing demand supported a rally that emerged in September and accelerated into October with soybean prices reaching their highest levels since 1995. November's corrective action in grain prices was large enough for our trading system to trigger partial liquidation of long positions, causing losses for the month. In December, grains recorded moderate losses for the month.

     Trading in stock indices posted gains for the year. January and February were relatively flat. Foreign stock indices were the only positive sector. Short positions in DAX and Nikkei produced small profits. During the second quarter, the largest losses came from short positions in stock index futures when equity markets staged a postwar recovery. Stock indices closed out July and August on the plus side but fell in September following the G-7 meeting. The G-7 finance ministers and central bankers called for more flexible exchange rates, which resulted in losses for the Partnership's long positions. Trading in stock market indices was profitable for October as prices pushed to new highs for the year in response to strong economic indicators. In December, positive economic data, stronger corporate profits and supportive monetary and fiscal policy created an overall upbeat outlook for the equity market.

     Losses were realized in interest rate trading. The continued rise in interest rate futures prices created a favorable trading environment in January and February. Price reversals as well as choppiness and volatility in March caused some losses and subsequently the Partnership's exposure was reduced in the market. The interest rate sector was profitable in April and May as market prices continued to rally in response to falling U.S. interest rates. In June, the interest rate markets reversed direction when the Federal Reserve announced the decision to lower interest rates by 25 basis points, which was less than anticipated. The market reflected disappointment with the Federal Reserve's action by selling debt futures. The U.S. bond market suffered heavy losses in July after the U.S. government announced its intentions to borrow a record amount to finance the huge deficit. The U.S. bond market managed a timid recovery in August after making new lows in July. In September, the global economic rebound was the primary focus of the market. The U.S. continued to produce mixed economic data, which led some investors to question the strength of the recovery. The G-7 summit resulted in a call for more flexible exchange rates around the world. This announcement signaled to the world marketplace that a weaker U.S. dollar is important to strengthen the global economy. Interest rates moved up slightly, as the central banks worldwide continued to reiterate that low interest rates are necessary to sustain an economic recovery.

     Despite a good start, the energy sector provided the greatest losses for the Partnership. As Iraq-related events brought the possibility of war closer, petroleum products moved to new highs in the first quarter. Crude oil was the best performing market in this category. Cold weather conditions in the Northeast helped push prices to target levels causing a portion of the

Partnership's position to be liquidated to protect profits from a downturn. As the trend reversed sharply in March, long positions in both markets were gradually liquidated. Volatility in the first quarter caused exposure in this market to be reduced. Crude oil was the best performer in June. Its price strengthened in response to declining inventories. Gains in July and August were offset by significant losses in September. Crude oil was the most significant contributor to September's negative results as the trend of falling prices reversed mid-month and moved against the Partnership's short positions. These positions were initiated during the first half of the month when the price of crude oil fell from a high of $31.40 on September 2 to a four month low of $26.65 on September 19. It was followed by a sharp upward move back to nearly the $30.00 level. The sudden price shift appeared to be triggered by OPEC's announcement about their impending production cuts. Crude oil was the biggest loser in October and was responsible for the largest loss in November. After terrorism worries receded, the market focused on OPEC's struggle to cut supplies and keep inventories from growing, which put downside pressure on oil prices. Energy prices rose in the first two weeks of December in reaction to cold weather forecasts, but became volatile during the second half of the month.


2002

     During 2002, the Partnership had profits in the interest rate, currency and stock index markets, which outpaced losses in the agriculture, metals and energy sectors.

     The interest rate sector was the most profitable for the year, providing significant gains during the third quarter. As the yields on U.S. interest rate futures declined, the Partnership was in a position to realize profits. Throughout the year, the interest rate markets rallied when disappointing economic news was announced.

     The currency markets were also significantly profitable during the year. In April, the U.S. dollar fell against all its major counterparts and generated losses for the long U.S. dollar positions. The Partnership reversed its bullish outlook at that point in the year as the currency moved lower. This positioned the Partnership to be able to capitalize on the economic conditions later in the year. By June, the U.S. dollar continued to decline breaking through important technical levels. Worries regarding the U.S. corporate sector contributed to the U.S. dollar's weakness. During the third quarter, the currency sector, like other sectors, was highly volatile, which limited the profitability of the Partnership. By December, tensions over Iraq and North Korea kept pressure on the already weak U.S. dollar and the Partnership was able to capitalize on the market condition once more.


     Trading the stock index markets was also profitable due to the declining stock market trends, particularly from May to September. While U.S. Treasury debt markets were hitting all time highs by mid-year, stocks were falling to new lows, for which the Partnership was prepared.


     The agricultural markets tended to be directionless for most of the year. The sector posted a moderate loss. Exposure to agricultural markets was light during the first quarter. Positions were focused on grains and soybeans, which were profitable in one month only to give back profits in the next.

     The metals sectors produced losses for the year. Liquidation pressures in both industrial and precious metals markets forced markets lower mid -year. The directionless metals markets created a difficult trading environment during the rest of the year.

     Energy markets brought the toughest challenge to the Partnership in 2002. The market experienced extreme volatility throughout the year, particularly due to uncertain situations in the Middle East and Iraq. The market environment was so volatile, in fact, that the trading programs completely reversed directions in October and again in December.

2001

     The Partnership's overall trading strategy was profitable. Losses were only incurred in the metals sector for the year.


     Trading in the interest rates markets was the most profitable sector for the Partnership. Eurodollar futures contracts rose dramatically early in the year as the U. S. economy weakened and the Federal Reserve cut interest rates. The announcement by the U.S. Treasury in October to cease issuing 30 year debt, coupled with worldwide governments easing of monetary policy, benefited long positions across the global yield curve. The global fixed income market rally fizzled in November, returning to pre-September 11 levels.


     Stock index trading was also profitable. Short positions in the S&P 500 and German DAX indices produced gains as corporate earnings were poor and the global economic slump was expected to worsen as a result of the September 11 attacks. By year end, positive reports on the U.S. economy and growing optimism for a brighter 2002 caused stock markets to rally, returning some of the profits realized on short positions.

     Gains were realized in the energy markets. Natural gas prices pulled back in January on low inventories and stagnant production. The sector as a whole faced downside pressure from the slowing global economy and OPEC's decision to leave production levels unchanged. Oil prices sank as traders feared the September 11 attacks would cripple the airline industry. The Partnership was positioned for this and was most profitable in this sector during October and November. By December, OPEC and non-OPEC countries agreed to limit production, causing a sharp reversal in the year long downward trend, resulting in losses in short positions, returning some of the profits.

     Currency trading was profitable. The Euro fell from a high near 96 cents in the first quarter back to the 90 cent level, causing losses in long positions. The weakening of the Euro and Japanese yen displayed how the world economy was not immune to the economic slowdown of the U.S. The Partnership short positions in Japanese yen profited substantially from this and outweighed losses in Euro positions.

     Trading in the agricultural commodities sector was slightly profitable. Gains were realized early in the year on short cotton positions as the market sank to a 15-year low on poor demand and a possible planting increase. Grain prices, particularly wheat, rose in July on concerns that hot and dry weather would cause lower 2001 production. Gains in cotton and wheat were mostly offset by losses in corn, sugar and soybeans.

     Metals trading resulted in losses for the Partnership. Demand restraints and a lack of momentum were the overall theme for the year. Weakness in the Euro, a decline in the Australian dollar to an all time low and producer and central bank selling sent gold prices lower. Losses were incurred in both base and precious metals with the exception of zinc and copper.

     Variables Affecting Performance.

     The principal variables which determine the net performance of the Partnership are gross profitability and interest income.

     During all periods set forth above in "Selected Financial Data," the interest rates in many countries were at unusually low levels. The low interest rates in the United States (although higher than in many other countries) negatively impacted revenues because interest income is typically a major component of the Partnership's profitability. In addition, low interest rates are frequently associated with reduced fixed income market volatility, and in static markets the Partnership's profit potential generally tends to be diminished. On the other hand, during periods of higher interest rates, the relative attractiveness of a high risk investment such as the Partnership may be reduced as compared to high yielding and much lower risk fixed-income investments.

     The Partnership's Brokerage Commissions and Administrative Fees are a constant percentage of the Partnership's assets allocated to trading. The only Partnership costs (other than the insignificant currency trading costs) which are not based on a percentage of the Partnership's assets (allocated to trading or total) are the Profit Shares payable to the Advisor based on the New Trading Profits generated by the Partnership excluding interest and after reduction for a portion of the Brokerage Commissions.

     Unlike many investment fields, there is no meaningful distinction in the operation of the Partnership between realized and unrealized profits. Most of the contracts traded by the Partnership are highly liquid and can be closed out at any time.

     Except in unusual circumstances, factors -- regulatory approvals, cost of goods sold, employee relations and the like -- which often materially affect an operating business have virtually no impact on the Partnership.


     Summary of Significant Accounting Policies

     The financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of the Partnership, and the results of its operations for the relevant periods. However, the operating results for any interim periods may not be indicative of the results for a full year.

     Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted. It is suggested that any unaudited financial statements be read in conjunction with the financial statements and notes thereto included in the Partnership's Annual Report on Form 10K, as filed with the SEC.


Liquidity; Capital Resources

     The Partnership borrows only to a limited extent and only on a strictly short-term basis in order to finance losses on non-U.S. dollar denominated trading positions pending the conversion of the Partnership's U.S. dollar deposits. These borrowings are at a prevailing short-term rate in the relevant currency.

     Substantially all of the Partnership's assets are held in cash. The Net Asset Value of the Partnership's cash is not affected by inflation. However, changes in interest rates could cause periods of strong up or down price trends, during which the Partnership's profit potential generally increases. Inflation in commodity prices could also generate price movements which the strategies might successfully follow.

     Because substantially all of the Partnership's assets are held in cash, the Partnership should be able to close out any or all of its open trading positions and liquidate any or all of its securities holdings quickly and at market prices, except in very unusual circumstances. This permits the Advisor to limit losses as well as reduce market exposure on short notice should its strategies indicate doing so. In addition, because there is a readily available market value for the Partnership's positions and assets, the Partnership's monthly Net Asset Value calculations are precise, and investors need only wait ten business days to receive the full redemption proceeds of their Units.

     (c) Quantitative And Qualitative Disclosures About Market Risk

Introduction


     Past Results are not necessarily indicative of future performance.


     The Partnership is a speculative commodity pool. The market sensitive instruments held by it are required for speculative trading purposes, and all or substantially all of the Partnership's assets are subject to the risk of trading loss. Unlike an operating company, the risk of market sensitive instruments is integral, not incidental, to the Partnership's main line of business.

     Market movements result in frequent changes in the fair market value of the Partnership's open positions and, consequently, in its earnings and cash flow. The Partnership's market risk is influenced by a wide variety of factors, including the level and volatility of interest rates, exchange rates, equity price levels, the market value of financial instruments and contracts, the diversification effects among the Partnership's open positions and the liquidity of the markets in which it trades.

     The Partnership, under the direction of Sunrise, rapidly acquires and liquidates both long and short positions in a wide range of different markets. Consequently, it is not possible to predict how a particular future market scenario will affect performance, and the Partnership's past performance is not necessarily indicative of its future results.


     Value at Risk is a measure of the maximum amount which the Partnership could reasonably be expected to lose in a given market sector. However, the inherent uncertainty of the Partnership's speculative trading and the recurrence in the markets traded by the Partnership of market movements far exceeding expectations could result in actual trading or non-trading losses far beyond the indicated Value at Risk or the Partnership's experience to date (i.e., "risk of ruin"). In light of the foregoing, as well as the risks and uncertainties intrinsic to all future projections, the quantifications included in this section should not be considered to constitute any assurance or representation that the Partnership's losses in any market sector will be limited to Value at Risk or by the Partnership's attempts to manage its market risk. Value at Risk, as calculated by MLAI LLC, may not be comparable to similarly-titled measures used by other issuers.

Quantifying The Partnership's Trading Value At Risk

     Quantitative Forward-Looking Statements.



     The Partnership's risk exposure in the various market sectors traded by the Advisor is quantified below in terms of Value at Risk. Due to the Partnership's mark-to-market accounting, any loss in the fair value of the Partnership's open positions is directly reflected in the Partnership's earnings (realized or unrealized) and cash flow (at least in the case of exchange-traded contracts in which profits and losses on open positions are settled daily through variation margin).


     Exchange maintenance margin requirements have been used by the Partnership as the measure of its Value at Risk. Maintenance margin requirements are set by exchanges to equal or exceed the maximum loss in the fair value of any given contract incurred in 95%-99% of the one-day time periods included in the historical sample (generally approximately one year) researched for purposes of establishing margin levels. The maintenance margin levels are established by dealers and exchanges using historical price studies as well as an assessment of current market volatility (including the implied volatility of the options on a given futures contract) and economic fundamentals to provide a probable estimate of the maximum expected near-term one-day price fluctuation.


     In the case of market sensitive instruments which are not exchange-traded (almost exclusively currencies in the case of the Partnership), the margin requirements for the equivalent futures positions have been used as Value at Risk. In those rare cases in which a futures-equivalent margin is not available, dealers' margins have been used.

     100% positive correlation in the different positions held in each market risk category has been assumed. Consequently, the margin requirements applicable to the open contracts have been aggregated to determine each trading category's aggregate Value at Risk. The diversification effects resulting from the fact that the Partnership's positions are rarely, if ever, 100% positively correlated, have not been reflected.

     The Partnership's Trading Value at Risk in Different Market Sectors.


     2003

     The following table indicates the average, highest and lowest trading Value at Risk associated with the Partnership's open positions by market category for the fiscal years shown. During the fiscal year 2003, the Partnership's average capitalization was approximately $68,702,933.

                                          December 31, 2003
                                          -----------------

                           AVERAGE VALUE       % OF AVERAGE       HIGHEST VALUE       LOWEST VALUE
MARKET SECTOR                AT RISK          CAPITALIZATION        AT RISK              AT RISK
----------------------   ----------------   -----------------   -----------------   ----------------
Currencies                     $3,974,218           2.20%             $12,177,745           $559,172
Metals                          1,404,051           0.78%               4,663,025            150,015
Stock Indices                     698,898           0.39%               1,872,924             59,918
Interest Rates                 10,099,404           5.59%              15,632,874          5,055,108
Energy                            469,649           0.26%               1,580,329                  0
Agriculturals                     527,144           0.29%               1,377,949                  0
----------------------   ----------------   -----------------   -----------------   ----------------
TOTAL                         $17,173,364           9.50%       $      37,274,846   $      5,824,213
                         ================   =================   =================   ================

                                          December 31, 2002
                                          -----------------

                           AVERAGE VALUE       % OF AVERAGE       HIGHEST VALUE       LOWEST VALUE
MARKET SECTOR                AT RISK          CAPITALIZATION        AT RISK              AT RISK
----------------------   ----------------   -----------------   -----------------   ----------------

Currencies                     $1,425,768           2.08%              $4,440,184            $55,029
Metals                            216,388           0.31%                 438,946             22,050
Stock Indices                      62,374           0.09%                 113,084                  0
Interest Rates                  4,920,233           7.16%              10,223,114            777,871
Energy                            282,027           0.41%                 646,931             37,600
Agriculturals                     224,768           0.33%                 384,759             51,273
----------------------   ----------------   -----------------   -----------------   ----------------
TOTAL                          $7,131,558          10.38%       $      16,247,018   $        943,823
                         ================   =================   =================   ================

     Average, highest and lowest Value at Risk amounts relate to quarter-end amounts for each calendar quarter-end during the fiscal year. Average Capitalization is the average of the Partnership's capitalization at the end of each quarter of the fiscal year.


     Material Limitations On Value At Risk As An Assessment Of Market Risk.

     The face value of the market sector instruments held by the Partnership is typically many times the applicable maintenance margin requirement (maintenance margin requirements generally ranging between approximately 1% and 10% of contract face value) as well as many times the capitalization of the Partnership. The magnitude of the Partnership's open positions creates a "risk of ruin" not typically found in most other investment vehicles. Because of the size of its positions, certain market conditions -- unusual, but historically recurring from time to time -- could cause the Partnership to incur severe losses over a short period of time. The foregoing Value at Risk table -- as well as the past performance of the Partnership -- give no indication of this "risk of ruin."

Non-Trading Risk

     Foreign Currency Balances; Cash On Deposit With MLPF&S.

     The Partnership has non-trading market risk on its foreign cash balances not needed for margin. However, these balances (as well as the market risk they represent) are immaterial.

     The Partnership also has non-trading market risk on the approximately 90%-95% of its assets which are held in cash at MLPF&S. The value of this cash is not interest rate sensitive, but there is cash flow risk in that if interest rates decline so will the cash flow generated on these monies. This cash flow risk is immaterial.

Qualitative Disclosures Regarding Primary Trading Risk Exposures


     The Partnership's primary market risk exposures as well as the strategies used and to be used by MLAI LLC and the Advisor for managing such exposures are subject to numerous uncertainties, contingencies and risks, any one of which could cause the actual results of the Partnership's risk controls to differ materially from the objectives of such strategies. Government interventions, defaults and expropriations, illiquid markets, the emergence of dominant fundamental factors, political upheavals, changes in historical price relationships, an influx of new market participants, increased regulation and many other factors could result in material losses as well as in material changes to the risk exposures and the risk management strategies of the Partnership. There can be no assurance that the Partnership's current market exposure and/or risk management strategies will not change materially or that any such strategies will be effective in either the short- or long-term. Investors must be prepared to lose all or substantially all of the time value of their investment in the Partnership.

     The following were the primary trading risk exposures of the Partnership as of December 31, 2003, by market sector.


     Interest Rates.

     Interest rate risk is the principal market exposure of the Partnership. Interest rate movements directly affect the price of derivative sovereign bond positions held by the Partnership and indirectly the value of its stock index and currency positions. Interest rate movements in one country as well as relative interest rate movements between countries materially impact the Partnership's profitability. The Partnership's primary interest rate exposure is to interest rate fluctuations in the United States and the other G-7 countries. However, the Partnership also takes positions in the government debt of smaller nations e.g., Australia. MLIM LLC anticipates that G-7 interest rates will remain the primary market exposure of the Partnership for the foreseeable future.

     Currencies.

     The Partnership trades in a number of currencies. However, the Partnership's major exposures have typically been in the U.S.dollar/yen, U.S. dollar/Euro and U.S. dollar/Swiss franc positions. MLIM LLC does not anticipate that the risk profile of the Partnership's currency sector will change significantly in the future. The currency trading Value at Risk figure includes foreign margin amounts converted into U.S. dollars with an incremental adjustment to reflect the exchange rate risk of maintaining Value at Risk in a functional currency other than U.S. dollars.

     Stock Indices.

     The Partnership's primary equity exposure is to S&P 500 and German DAX equity index price movements. The Partnership is primarily exposed to the risk of adverse price trends or static markets in the major U.S., European and Asian indices.

     Metals.

     The Partnership's metals market exposure is to fluctuations in both the price of precious and non-precious metals.

     Agricultural Commodities.


     The Partnership's primary agricultural commodities exposure is to agricultural price movements which are often directly affected by severe or unexpected weather conditions. Soybeans, grains, cotton and sugar accounted for the substantial bulk of the Partnership's agricultural commodities exposure as of December 31, 2003. However, it is anticipated that the Advisor will maintain an emphasis on cotton, grains and sugar, in which the Partnership has historically taken its largest positions.


     Energy.

     The Partnership's primary energy market exposure is to natural gas and crude oil price movements, often resulting from political developments in the Middle East. Oil prices can be volatile and substantial profits and losses have been and are expected to continue to be experienced in this market.

Qualitative Disclosures Regarding Non-Trading Risk Exposure


     The following were the only non-trading risk exposures of the Partnership as of December 31, 2003.


     Foreign Currency Balances.

     The Partnership's primary foreign currency balances are in Japanese yen, British pounds and Euros.

     U.S. Dollar Cash Balance.

     The Partnership holds U.S. dollars only in cash at MLPF&S. The Partnership has immaterial cash flow interest rate risk on its cash on deposit with MLPF&S in that declining interest rates would cause the income from such cash to decline.

Qualitative Disclosures Regarding Means of Managing Risk Exposure

     Trading Risk.

     MLAI LLC has procedures in place intended to control market risk, although there can be no assurance that they will, in fact, succeed in doing so. These procedures focus primarily on monitoring the trading of the Advisor, calculating the Net Asset Value of the Partnership account managed by the Advisor as of the close of business on each day and reviewing outstanding positions for over-concentrations. While MLAI LLC does not itself intervene in the markets to hedge or diversify the Partnership's market exposure, MLAI LLC may urge the Advisor to reallocate positions in an attempt to avoid over-concentrations. However, such interventions are unusual.

     Sunrise applies its own risk management policies to its trading.

     Sunrise Risk Management.

     Sunrise attempts to control risk through the utilization of proprietary risk management techniques, which are applied at all stages of the trading process. These techniques are designed to control all aspects of portfolio, market, and execution risk, with the stated goal of maintaining Sunrise's historical rates of returns without increased volatility.

     The basis for Sunrise's risk management system is its scientific approach and historical research. This process attempts to measure the correlation and performance characteristics associated with various weightings assigned to different markets and sectors. Sunrise allocates equity risk to each market and market sector in an effort to minimize the possibility that any one market or sector has a disproportionate influence on the portfolio. Overall, portfolio exposure, drawdown and recovery periods are carefully studied.

     Sunrise uses filters that attempt to avoid taking trades with poor risk/reward characteristics. In addition, once a trade is taken, an array of exit strategies are employed that attempt to protect open profits while exiting positions that fail to trend in the expected direction. Initial money stops are strictly followed and factors that would make it difficult to execute trades, such as reduced liquidity or extreme market developments, are also incorporated in the trading decision and risk management processes.

     Other risk factors such as foreign currency risk when trading in non-U.S. markets, custodian risk, and counterparty risk when trading in the over-the counter markets are taken into account and play an important part of Sunrise's overall risk management process. Sunrise uses only counterparties and brokers to execute trades that it and the market generally perceive as creditworthy. The majority of trades are done with institutions with which Sunrise has long-term relationships.

     Non-Trading Risk.

     The Partnership controls the non-trading exchange rate risk by regularly converting foreign balances back into U.S. dollars (no less frequently than twice a month, and more frequently if a particular foreign currency balance becomes unusually high).

     The Partnership has cash flow interest rate risk on its cash on deposit with MLPF&S in that declining interest rates would cause the income from such cash to decline. However, a certain amount of cash or cash equivalents must be held by the Partnership in order to facilitate margin payments and pay expenses and redemptions. MLAI LLC does not take any steps to limit the cash flow risk on its cash held on deposit at MLPF&S.

Item 3.  Properties

     The Partnership does not own or use any physical properties in the conduct of its business.

     The Partnership's administrative office is the administrative offices of MLAI LLC (Princeton Corporate Campus, 800 Scudders Mill Road - Section 2G, Plainsboro, New Jersey 08536). MLAI LLC performs all administrative services for the Partnership from MLAI LLC's offices.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     (a) Security Ownership of Certain Beneficial Owners


     As of June 30, 2004, no person or "group" is known to be or have been the beneficial owner of more than 5% of the Units, except for the following security ownership of certain beneficial owner:

Title of Class             Name and Address          Amount and Nature          Percent of Class
--------------             of Owner                  of Ownership               ----------------
                           --------                  ------------
Units                      Daniel E. Koshland, Jr.   64,068 Units               5.32%
                           P.O. Box 7310
                           Menlo Park, CA  94026

     All of the Partnership's units of general partnership interest are owned by MLAI LLC.

     (b) Security Ownership of Management

     As of June 30, 2004, the ownership of securities in the Partnership by management was as follows:

Title of Class             Name and Address          Amount and Nature          Percent of Class
--------------             of Owner                  of Ownership               ----------------
                           --------                  ------------
Units                      Merrill Lynch             Legal ownership of                0.96%
                           Alternative               19,980 Unit-equivalent
                           Investments LLC           general partnership

     As of June 30, 2004, the principals of MLAI LLC did not own any Units, the Advisor did not own any Units, and none of MLAI LLC, its principals or the Advisor had the right to acquire beneficial ownership of any Units.


     Changes in Control

     None.

Item 5.  Directors and Executive Officers

     (a, b) Identification of Directors and Executive Officers

     As a limited partnership, the Partnership itself has no officers or directors and is managed by MLAI LLC. Trading decisions are made by the Advisor on behalf of the Partnership.


     The principal officers and managers of the Manager and their business backgrounds are as follows.

ROBERT M. ALDERMAN              Chairman, Chief Executive Officer, President and Manager

STEVEN B. OLGIN                 Vice President, Chief Operating Officer and Manager

MICHAEL L. PUNGELLO             Vice President, Chief Financial Officer and Manager

JEFFREY F. CHANDOR              Manager

     Robert M. Alderman was born in 1960. Mr. Alderman is a Managing Director of Merrill Lynch Global Private Client, and Chief Executive Officer, President and a Manager of the Manager. He is responsible for coordinating a global sales effort and managing the retail product line, which includes hedge funds, private equity opportunities, managed futures funds and exchange funds. Prior to re-joining Merrill Lynch and the International Private Client Group in 1999, he was a partner in the Nashville, Tennessee-based firm of J.C. Bradford & Co. where he was the Director of Marketing, and a National Sales Manager for Prudential Investments. Mr. Alderman first joined Merrill Lynch in 1987 where he worked until 1997. During his tenure at Merrill Lynch, Mr. Alderman has held positions in Financial Planning, Asset Management and High Net Worth Services. He received his Master of Business Administration from the Carroll School of Management, Boston College and a Bachelor of Arts from Clark University.

     Steven B. Olgin was born in 1960. Mr. Olgin is a Director of Merrill Lynch Global Private Client, Vice President, Chief Operating Officer and a Manager of the Manager. Before joining the Manager in 1994, Mr. Olgin was an associate at the law firm of Sidley & Austin. Mr. Olgin graduated from The American University with a Bachelor of Science in Business Administration and a Bachelor of Arts in Economics, and received his Juris Doctor from The John Marshall Law School. Mr. Olgin is a member of the Managed Funds Association's Government Relations Committee and has served as an arbitrator for the National Futures Association.

     Michael L. Pungello was born in 1957. Mr. Pungello is the Vice President, Chief Financial Officer and Manager of the Manager. Prior to joining Merrill Lynch in 1998, Mr. Pungello was a partner with Deloitte & Touche LLP. He graduated from Fordham University with a Bachelor of Science degree in Accounting and received his Master of Business Administration degree in Finance from New York University.

     Jeffrey F. Chandor was born in 1942. Mr. Chandor became a Manager of the Manager on April 1, 2003. He was a Senior Vice President, Director of Sales, Marketing and Research and a Director of Merrill Lynch Investment Partners, Inc., a predecessor to the Manager. He joined Merrill Lynch, Pierce,

Fenner & Smith Incorporated in 1971 and has served as the Product Manager of International Institutional Equities, Equity Derivatives and Mortgage-Backed Securities as well as Managing Director of International Sales in the United States, and Managing Director of Sales in Europe. Mr. Chandor holds a Bachelor of Arts degree from Trinity College, Hartford, Connecticut.

     As of June 30, 2004, the principals of MLAI LLC had no investment in the Partnership, and MLAI LLC's general partnership interest was valued at $4,555,299.

     MLAI LLC acts as general partner to three public futures funds whose units of limited partnership interest are registered under the Securities Exchange Act of 1934: The Futures Expansion Fund Limited Partnership, John W. Henry & Co./Millburn L.P. and ML JWH Strategic Allocation Fund L.P. Because MLAI LLC serves as the sole general partner of each of these funds, the officers and managers of MLAI LLC effectively manage them as officers and directors of such funds. Prior to December 31, 2003, MLAI LLC (while still known as MLIM AS LLC) acted as general partner of six public futures funds whose units of limited partnership interest are registered under the Securities Exchange Act of 1934.

     The managers and principal officers of Advisor and their business backgrounds are as follows.

     Martin P. Klitzner is a Managing Director of Sunrise. Mr. Klitzner is responsible for Sunrise's day-to-day business and administrative operations. In 1967 and 1968 he received a B.A. and an M.B.A., respectively, from the University of Michigan. He did post graduate work in economics at the University of California, Los Angeles, from 1968 to 1971. Mr. Klitzner joined Sunrise Management on December 1, 1982 and serves as its President. Prior to joining Sunrise Management, Mr. Klitzner was a planner in the public sector, a private businessman, and an investor.

     Richard C. Slaughter is a Managing Director of Sunrise. Mr. Slaughter is responsible for Sunrise's day-to-day activities regarding research and trading systems development. In 1974, he received a B.S. in finance from San Diego State University. He has pursued graduate studies in finance at San Diego State University and in systems management at the University of Southern California. Mr. Slaughter has been a Professor of Finance, instructing M.B.A. candidates in securities analysis and portfolio management. Mr. Slaughter, a co-founder of CMI in 1977, serves as its President. He was responsible, along with Dr. Forrest, for the development of CMI's trading systems. Mr. Slaughter began trading commodities on a full-time basis in 1975 for his own account and as a CTA.

     Dr. Gary B. Davis concentrates his efforts in research and trading systems development activities for Sunrise. In 1968 and 1970, Dr. Davis received a B.S. and a Medical Degree, respectively, from the University of Michigan. From 1980 to 1990, Dr. Davis served on the faculty of the University of California, San Diego, as an Associate Professor of Radiology. Dr. Davis, founder of Sunrise Management and developer of its trading systems, serves as its Chairman. Dr. Davis has studied and traded the commodity markets since 1979.

     Dr. John V. Forrest engages in research and trading systems development on behalf of Sunrise. In 1962, he received a B.A. from Notre Dame and in 1966 received a Medical Degree from the State University New York -- Downstate Medical Center. Dr. Forrest retired in September 1997 as a Professor of Radiology at the University of California, San Diego, where he served on the faculty since 1976. Dr. Forrest joined CMI in September 1991 and is a co-developer, with Mr. Slaughter, of CMI's trading systems. He was President and sole shareholder of Cresta Commodities, a CTA, from September 1981 to August 1989. Dr. Forrest began trading the commodity markets in 1975.

     Martin M. Ehrlich is Vice President-Marketing of Sunrise. His academic background includes studies at the University of Cincinnati where he majored in business administration. Mr. Ehrlich joined Sunrise Management in November 1986 after having been a long-time investor with the company. Prior to assuming responsibilities for marketing and public relations, Mr. Ehrlich was an independent businessman and investor.

     Marie Laufik is Vice President-Trading of Sunrise. Ms. Laufik is Sunrise's head trader and is responsible for supervising Sunrise's trading and back-office operations. In 1973, Ms. Laufik received a Master's Degree in economics from the University of Prague. Ms. Laufik worked for a Czechoslovakian import/export company for nine years before immigrating to the United States. She was a commodity trader for Cresta Commodities from April 1986 until she joined Sunrise Management in August 1988.

     Elissa Davis is a principal of Sunrise and of Sunrise Management by virtue of her role as a trustee of the Davis Family Trust. Mrs. Davis is not active in the management of either Sunrise or of Sunrise Management and has not been involved in any other business activities during the past five years.

     The Davis Family Trust, dated October 12, 1989, is a director and the sole shareholder of Sunrise Management; Dr. Gary B. Davis and his wife, Elissa Davis, are trustees and the sole beneficiaries of this Trust.


     (c) Identification of Certain Significant Employees

     None.

     (d) Family Relationships

     None.

     (e) Business Experience

     See Item 5 (a, b) above.

     (f) Involvement in Certain Legal Proceedings

     None.

     (g) Promoters and Control Persons

     Not applicable.

Item 6.  Executive Compensation

     The officers of MLAI LLC are remunerated by Merrill Lynch in their respective positions. The Partnership does not itself have any officers, directors or employees. The Partnership pays Brokerage Commissions to an affiliate of MLAI LLC and Administrative Fees to MLAI LLC. MLAI LLC or its affiliates also may receive certain economic benefits from holding the Partnership's dollar assets in offset accounts, as described in
Item 1(c) above. The managers and officers receive no "other compensation" from the Partnership, and the managers receive no compensation for serving as managers of MLAI LLC. There are no compensation plans or arrangements relating to a change in control of either the Partnership or MLAI LLC

Item 7.  Certain Relationships and Related Transactions

     (a) Transactions Between Merrill Lynch And The Partnership

     All of the service providers to the Partnership, other than Sunrise, are affiliates of Merrill Lynch. Merrill Lynch negotiated with Sunrise over the level of its consulting fees and Profit Share. However, none of the fees paid by the Partnership to any Merrill Lynch party were negotiated, and they are higher than would have been obtained in arm's-length bargaining.


     The Partnership pays Merrill Lynch substantial Brokerage Commissions and Administrative Fees as well as bid-ask spreads on forward currency trades. In the years 2001, 2002 and 2003, Merrill Lynch received Brokerage Commissions of $2,033,742, $4,012,892 and $10,533,803 and Administrative Fees of $92,442,
$182,404 and $622,464 respectively. The Partnership also pays MLPF&S interest on short-term loans extended by MLPF&S to cover losses on foreign currency positions, which amounted to $1,157,629, $1,124,469 and $1,831,533 in 2001,
2002 and 2003 respectively.


     Within the Merrill Lynch organization, MLAI LLC is the beneficiary of the revenues received by different Merrill Lynch entities from the Partnership. MLAI LLC controls the management of the Partnership and serves as its promoter. Although MLAI LLC has not sold any assets, directly or indirectly, to the Partnership, MLAI LLC makes substantial profits from the Partnership due to the foregoing revenues.

     No loans have been, are or will be outstanding between MLAI LLC or any of its principals and the Partnership.


     MLAI LLC pays substantial selling commissions and trailing commissions to MLPF&S for distributing the Units, which amounted to $1,166,704, $2,668,425 and $6,961,474 in 2001, 2002 and 2003 respectively. MLAI LLC is ultimately paid back for these expenditures from the revenues it receives from the Partnership.


     (b) Certain Business Relationships

     MLPF&S, an affiliate of MLAI LLC, acts as the principal commodity broker for the Partnership.


     In 2003, the Partnership expensed: (i) Brokerage Commissions of $10,533,803 to MLPF&S, which included $1,907,656 in consulting fees earned by the Advisor; and (ii) Administrative Fees of $622,464 to MLAI LLC. In addition, MLAI LLC and its affiliates may have derived certain economic benefits from possession of the Partnership's assets, as well as from foreign exchange and EFP trading.


     See Item 1(c) "Narrative Description of Business -- Charges" for a discussion of other business dealings between MLIM AS and the Partnership.

     (c) Indebtedness Of Management

     The Partnership is prohibited from making any loans, to management or otherwise.

     Transactions With Promoters

     Not applicable.

Item 8.  Legal Proceedings


     Neither the Partnership nor MLAI LLC has never been the subject of any material litigation. Merrill Lynch, a partner of MLIM, which is the sole member of MLAI LLC, and MLPF&S and the 100% indirect owner of all Merrill Lynch entities involved in the operation of the Partnership, as well as certain of its subsidiaries and affiliates have been named as defendants in civil actions, arbitration proceedings and claims arising out of their respective business activities. Although the ultimate outcome of these actions cannot be predicted at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management that the result of these matters will not be materially adverse to the business operations or financial condition of MLAI LLC or the Partnership. There have been no administrative, civil or criminal actions, whether pending or concluded, against Merrill Lynch or any of its individual principals during the past five years which would be considered "material" as that term is used in Item 103 of Regulation S-K, except as described below.

     On April 6, 2000, MLPF&S consented to an Order Instituting Administrative Proceedings, Making Findings of Fact, Issuing a cease-and-desist order, and Imposing Remedial Sanctions by the SEC, in a matter captioned, "In the Matter of Merrill Lynch, Pierce, Fenner & Smith Incorporated," SEC Administrative Proceeding File No. 3-10180, pursuant to which MLPF&S, without admitting or denying the allegations against it, consented to a finding by the SEC that MLPF&S had willfully violated Sections 17(a)(2) and 17(a)(3) of the Securities Act. MLPF&S agreed to cease and desist from committing or causing any violations and any future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act, and to pay a total of $5.6 million in penalties and other payments.

     On May 21, 2002, MLPF&S, with no admission of wrongdoing or liability, agreed to pay $48 million to the State of New York, $50 million to the remaining states, Washington, D.C. and Puerto Rico and $2 million to the North American Securities Administrators Association relating to an investigation conducted by the New York Attorney General concerning research practices.

     On March 19, 2003, Merrill Lynch, the parent company and an approved person of MLPF&S, consented to an injunctive action instituted by the SEC. In its complaint, the SEC alleged that, in 1999, Merrill Lynch aided and abetted Enron Corp.'s ("Enron") violations of Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1, 13a-3 and 13b2-1 thereunder, as a result of Merrill Lynch engaging in certain year-end transactions designed and proposed by Enron. Without admitting or denying the allegations, Merrill Lynch consented to the entry of an injunction enjoining it from violating the above-referenced provisions, and agreed to pay disgorgement, penalties and interest in the amount of $80 million. In its release announcing the settlement, the SEC acknowledged that in agreeing to resolve this matter on the terms described above, the SEC took into account certain affirmative conduct by Merrill Lynch.

     In April 2003, MLPF&S entered into a settlement with the SEC, the National Association of Securities Dealers, Inc. ("NASD") and the New York Stock Exchange ("NYSE") as part of a joint settlement with the SEC, the NASD and the NYSE arising from a joint investigation by the SEC, the NASD and the NYSE into research analyst's conflicts of interest. Pursuant to the terms of the settlement with the SEC, NASD and NYSE, MLPF&S, without admitting or denying the allegations, consented to a censure. In addition, MLPF&S agreed to a payment of (i) $100 million, which was offset in its entirety by the amount already paid by MLPF&S in the related proceeding with the State of New York and the other states (ii) $75 million to fund the provision of independent research to investors; and (iii) $25 million to promote investor education. The payments for the provision of independent research to investors and to promote investor education are required to be made over the course of the next five years. MLPF&S also agreed to comply with certain undertakings.


Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

     (a) Market Information

     There is no trading market for the Units, and none is likely to develop. Limited Partners may redeem Units on 10 days' written notice to MLAI LLC as of the last day of each month at their Net Asset Value. None of the Partnership's common equity (i) is subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Partnership, (ii) could be sold pursuant to Rule 144 under the Securities Act of 1933 or is subject to an agreement with the Partnership relating to registration under the Securities Act of 1933, or (iii) is being, or has publicly been proposed to be, publicly offered by the Partnership.

     (b) Holders


     As of December 31, 2003, there were 2,485 holders of Units, including MLAI LLC.


     (c) Dividends

     MLAI LLC has not made, and does not contemplate making, any distributions on the Units.

Item 10. Recent Sales of Unregistered Securities


     Between January 1, 2001 and December 31, 2003, the Partnership issued Units at monthly closings as set forth in the following chart.

------------------------------- ---------------------------- ---------------------------- ----------------------------
       Date of Closing:                 Number of                  Number of Units              Aggregate Offering
                                        Investors:                        Sold:                          Price:
------------------------------- ---------------------------- ---------------------------- ----------------------------
       January 31, 2001                      4                           3,226                       $518,966.62
------------------------------- ---------------------------- ---------------------------- ----------------------------
      February 28, 2001                     12                          11,907                     $1,990,016.91
------------------------------- ---------------------------- ---------------------------- ----------------------------
        March 30, 2001                      13                           6,918                     $1,238,598.72
------------------------------- ---------------------------- ---------------------------- ----------------------------
        April 30, 2001                       9                           8,970                     $1,489,992.90
------------------------------- ---------------------------- ---------------------------- ----------------------------
         May 31, 2001                        3                           6,184                     $1,074,655.52
------------------------------- ---------------------------- ---------------------------- ----------------------------



                                                           34

------------------------------- ---------------------------- ---------------------------- ----------------------------
       Date of Closing:                 Number of                  Number of Units              Aggregate Offering
                                        Investors:                        Sold:                          Price:
------------------------------- ---------------------------- ---------------------------- ----------------------------
        June 29, 2001                       14                          15,296                     $2,622,958.08
------------------------------- ---------------------------- ---------------------------- ----------------------------
        July 31, 2001                       12                           3,244                       $548,236.00
------------------------------- ---------------------------- ---------------------------- ----------------------------
       August 31, 2001                      20                          10,741                     $1,851,963.22
------------------------------- ---------------------------- ---------------------------- ----------------------------
      September 28, 2001                    21                          45,192                     $8,272,395.60
------------------------------- ---------------------------- ---------------------------- ----------------------------
       October 31, 2001                     16                           9,086                     $1,755,596.92
------------------------------- ---------------------------- ---------------------------- ----------------------------
      November 30, 2001                     19                          20,501                     $3,584,449.55
------------------------------- ---------------------------- ---------------------------- ----------------------------
      December 31, 2001                     22                          24,161                     $4,285,678.18
------------------------------- ---------------------------- ---------------------------- ----------------------------
       January 31, 2002                     20                          16,079                     $2,779,094.36
------------------------------- ---------------------------- ---------------------------- ----------------------------
      February 28, 2002                     10                          13,041                     $2,182,130.76
------------------------------- ---------------------------- ---------------------------- ----------------------------
        March 29, 2002                      27                          16,788                     $2,810,646.96
------------------------------- ---------------------------- ---------------------------- ----------------------------
        April 30, 2002                      14                           8,082                     $1,364,403.24
------------------------------- ---------------------------- ---------------------------- ----------------------------
         May 31, 2002                       18                          10,931                     $1,921,232.56
------------------------------- ---------------------------- ---------------------------- ----------------------------
        June 28, 2002                       32                          19,039                     $3,608,842.45
------------------------------- ---------------------------- ---------------------------- ----------------------------
        July 31, 2002                       47                          17,621                     $3,386,756.20
------------------------------- ---------------------------- ---------------------------- ----------------------------
       August 30, 2002                      48                          20,696                     $4,003,020.32
------------------------------- ---------------------------- ---------------------------- ----------------------------
      September 30, 2002                    60                          22,995                     $4,681,092.15
------------------------------- ---------------------------- ---------------------------- ----------------------------
       October 31, 2002                     48                          20,240                     $3,979,993.60
------------------------------- ---------------------------- ---------------------------- ----------------------------
      November 29, 2002                     61                          92,685                    $17,359,900.50
------------------------------- ---------------------------- ---------------------------- ----------------------------
      December 31, 2002                     76                          37,198                     $7,299,524.06
------------------------------- ---------------------------- ---------------------------- ----------------------------
       January 31, 2003                     73                          26,022                     $5,539,303.14
------------------------------- ---------------------------- ---------------------------- ----------------------------
      February 28, 2003                    178                          63,475                    $14,069,233.75
------------------------------- ---------------------------- ---------------------------- ----------------------------
        March 29, 2003                     293                          82,978                    $17,256,104.88
------------------------------- ---------------------------- ---------------------------- ----------------------------
        April 30, 2003                     243                          70,067                    $14,617,377.54
------------------------------- ---------------------------- ---------------------------- ----------------------------
         May 31, 2003                      103                          32,433                     $7,069,096.68
------------------------------- ---------------------------- ---------------------------- ----------------------------
        June 28, 2003                      244                          69,643                    $14,602,744.24
------------------------------- ---------------------------- ---------------------------- ----------------------------
        July 31, 2003                      256                          80,448                    $16,608,489.60
------------------------------- ---------------------------- ---------------------------- ----------------------------
       August 30, 2003                     162                          49,553                    $10,224,766.02
------------------------------- ---------------------------- ---------------------------- ----------------------------
      September 30, 2003                   165                          57,795                    $11,524,323.00
------------------------------- ---------------------------- ---------------------------- ----------------------------
       October 31, 2003                    228                          88,225                    $18,566,951.25
------------------------------- ---------------------------- ---------------------------- ----------------------------
      November 29, 2003                    199                          44,291                     $9,208,098.90
------------------------------- ---------------------------- ---------------------------- ----------------------------
      December 31, 2003                    181                          58,385                    $13,115,022.55
------------------------------- ---------------------------- ---------------------------- ----------------------------



     Each of the foregoing Units was privately offered and sold only to "accredited investors" as defined in Rule 501(a) under the Securities Act in reliance on the exemption from registration provided by Rule 506 under the Securities Act. No underwriting discounts or underwriting commissions were paid in connection with such sales.

Item 11. Description of Registrant's Securities


     General


     The securities to be registered consist of Limited Partnership Interests.


     The Fund's Limited Partnership Agreement effectively gives MLAI LLC, as General Partner, full control over the management of the Partnership. Limited Partners have no voice in its operations. MLAI LLC is exculpated and indemnified by the Partnership against claims sustained in connection with the Partnership, provided that such claims were not the result of negligence or misconduct and that MLAI LLC determined that such conduct was in the best interests of the Partnership.

     Although as limited partners, investors have no right to participate in the control or management of the Partnership, they are entitled to: (i) vote on or approve certain changes to the Limited Partnership Agreement or the term of the Partnership, (ii) receive annual audited financial statements, monthly information as the CFTC requires and timely tax information; (iii) inspect the Partnership's books and records; (iv) redeem Units; and (v) remove MLAI as general partner of the Partnership in accordance with the procedure as set forth in the next paragraph.

     Limited partners will have the right to remove and replace the General Partner if limited partners owning a majority of all outstanding Units vote to do so at a special meeting ("Special Meeting") of the Partnership. Limited partners may call a Special Meeting by following the following two steps. First, limited partners may obtain a limited partners list in order to contact other limited partners. Limited partners who obtain a limited partners list will be required to send a certification to the Partnership certifying that the limited partners will not use the limited partners list for any purpose other than to call a Special Meeting. Second, limited partners are required to send a notice to the Partnership which states that the limited partners propose to remove or replace the General Partner. Such notice must be signed by limited partners who own at least 10% of all outstanding Units.

     Limited Partners or their duly authorized representatives may inspect the Partnership's books and records, for any purpose reasonably related to their status as limited partners in the Partnership, during normal business hours upon reasonable written notice to MLAI LLC. They may obtain copies of such records upon payment of reasonable reproduction costs.

     The Limited Partnership Agreement provides for the economic and tax allocations of the Partnership's profit and loss. Capital accounts have been established for each Unit, and for MLAI LLC on a Unit-equivalent basis. Economic allocations are based on investors' capital accounts (including MLAI LLC's capital account), and the tax allocations generally attempt to equalize tax and capital accounts by, for example, making a priority allocation of taxable income to Partners who redeem at a profit. For the purposes of maintaining capital accounts, amounts payable to MLAI LLC for items such as service fees are treated as if paid or payable to a third party and are not credited to the capital account or interest held in the Partnership held by MLAI LLC.

     MLAI LLC may amend the Limited Partnership Agreement in any manner not adverse to the Limited Partners without need of obtaining their consent. These amendments can be for clarification of inaccuracies or ambiguities, modifications in response to changes in tax code or regulations or any other changes MLAI LLC deems advisable.

     MLAI LLC has agreed to maintain an investment in the Partnership of at least 1% of the total contributions to the Partnership. MLAI LLC does not presently intend to invest any greater amount in the Partnership.

     The Partnership has agreed to indemnify MLAI LLC, as General Partner, for actions taken on behalf of the Partnership, provided that MLAI LLC's conduct was in the best interests of the Partnership and the conduct was not the result of negligence or misconduct. Indemnification by the Partnership for alleged violation of securities laws is only available if the following conditions are satisfied:

     1) a successful adjudication on the merits of each count alleged has been obtained, or
     2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or
     3) a court of competent jurisdiction approves a settlement of the claims and finds indemnification of the settlement and related costs should be made; and
     4) in the case of 3), the court has been advised of the position of the SEC and the states in which the Units were offered and sold as to indemnification for the violations.


     (a)(1)(i) Distributions may be made in MLAI LLC's discretion, although it does not contemplate making any.


     (iv) Units may be redeemed as of the end of the month on 10 days' written notice provided that (x) all liabilities, contingent or otherwise, of the Partnership, except any liability to Partners on account of their capital contributions, have been paid or there remains property of the Partnership sufficient to pay them, (y) partial redemptions are not permitted if the Net Asset Value of the redeeming Limited Partner's remaining Units is less than $10,000. Units are redeemable at the Net Asset Value thereof as of the close of business on each Redemption Date, minus any accrued advisory fees or redemption charges. Units redeemed (A) at or prior to the twelfth full month following their purchase date will be assessed a redemption charge of 4% as of the date of redemption. Redemption charges are paid to MLAI LLC. If a Limited Partner acquires Units at more than one closing, the Units purchased first by such investor and, accordingly, least likely to be subject to redemption charges, are assumed to be those redeemed first. The redemption charge may be reduced or waived by MLAI LLC in its sole discretion in respect of certain subscribers.

     If at the close of business on any day, losses which would have caused the value of an investment made as of the inception of trading to decline by 50% or more are incurred, the Partnership will liquidate all open positions as expeditiously as possible and suspend trading. Within ten business days after the date of suspension of trading, MLAI LLC will declare a Special Redemption Date on which Partners may redeem their Units. If, after such Special Redemption Date, the Net Assets of the Partnership are at least $250,000, the Partnership may, in the discretion of MLAI LLC, resume trading. MLAI LLC may at any time and in its discretion declare a Special Redemption Date, should it determine that it is in the best interests of the Partnership to do so. MLAI LLC may also, in its discretion, declare additional regular redemption dates and permit certain Limited Partners to redeem at other than month-end. MLAI LLC may defer redemption if raising the requisite funds would, in its good faith judgment, be unduly burdensome to the Partnership. MLAI LLC has the right, in its sole discretion and at any time and for any reason, to mandatorily redeem any Units. Such redemption may be effected upon ten days' notice.

     (v) None of the Units carry any voting rights. However, the owners of the Units do have the power to approve the dissolution of the Partnership at a specified time and to approve an amendment to the Limited Partnership Agreement by obtaining the consent of more than fifty percent of the aggregate value of the Units then owned by the Limited Partners.


     (vii) Upon the occurrence of an event causing the dissolution of the Partnership, payment of creditors and distribution of the Partnership's assets will be effected as soon as practicable in accordance with the Delaware Revised Uniform Limited Partnership Act. In such event, MLAI LLC and each Limited Partner will share in the assets of the Partnership pro rata in accordance with its or his respective interests in the Partnership, less any amount owing by such Partner to the Partnership.

     (ix) Except as otherwise provided by law, liability of Limited Partners for the liabilities of the Partnership is limited to the capital contribution of the Limited Partner plus its or his share of undistributed profits and assets, if any, including any obligation under law to return to the Partnership distributions and returns of contributions. MLAI LLC is liable for all obligations of the Partnership to the extent that the Partnership assets are insufficient.

     (x) Units are subject to restriction on alienability. Assignment, transfer or disposition of any Units or part or all of any right, title or interest in the capital or profits of the Partnership by a Limited Partner may only be effected by giving written notice to and receiving the written consent of MLAI LLC and must be in compliance with federal and state securities laws.

     (a)(1)(ii), (iii), (vi), (viii), (xi); (a)(2) through (5); (b); (c); (e);
and (f) are inapplicable.

Item 12. Indemnification of Directors and Officers

     MLAI LLC and its affiliates will be indemnified by the Partnership against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them based on their conduct relating to the Partnership as long as the conduct resulting in the same did not constitute negligence or misconduct or breach any fiduciary obligation to the Partnership and was done in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Partnership. Affiliates of MLAI LLC are entitled to indemnification only for losses resulting from claims against such affiliates due solely to their relationship to MLAI LLC or for losses incurred by such affiliates in performing the duties of MLAI LLC and acting wholly within the scope of the authority of MLAI LLC.

     MLAI LLC and its affiliates and any person acting as a selling agent for the Units will not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless (1) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee, or (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee or
(3) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee.

     For the purposes of this Item 12, the term "affiliates" means any person performing services on behalf of the Partnership who: (1) directly or indirectly controls, is controlled by, or is under common control with MLAI LLC; or (2) owns or controls 10% or more of the outstanding voting securities of MLAI LLC; or (3) is an officer or director of MLAI LLC; or (4) if MLAI LLC is an officer, director, partner or trustee, is any entity for which MLAI LLC acts in any such capacity.

Item 13. Financial Statements and Supplementary Data

     The financial statements required by this item are included in Exhibit
13.01.

     The supplementary financial information specified by Item 302 of Regulation S-K is not applicable.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     There were no changes in or disagreements with independent auditors on accounting or financial disclosure.

Item 15. Financial Statements and Exhibits

     (a) (1) Financial Statements

     The following financial statements required by this Item are included in
Exhibit 13.01.


                                                                        Page
                                                                        ----
          The Partnership
          ---------------
          Independent Auditors' Report                                   F-1
          Statements of Financial Condition as of
              December 31, 2003 and 2002                                 F-2
          Statements of Income for the years ended
              December 31, 2003, 2002 and 2001                           F-3
          Statements of Changes in Partners' Capital for the
              years ended December 31, 2003, 2002 and 2001               F-4
          Financial Data Highlights for the year ended
              December 31, 2003                                          F-5

          Notes to Financial Statements                                  F-6

          Statements of Financial Condition as of
              March 31, 2004 and 2003 (unaudited)                        F-12
          Statements of Income for the three months ended
              March 31, 2004 and 2003 (unaudited)                        F-13
          Statements of Changes in Partners' Capital for the
             three months ended March 31, 2004 and 2003
            (unaudited)                                                  F-14
          Notes to Financial Statements                                  F-15

          Statements of Financial Condition as of
              June 30, 2004(unaudited)                                   F-17
          Statements of Operations for the six months ended
              June 30, 2004 (unaudited)                                  F-18
          Statements of Changes in Partners' Capital for the
              six months ended June 30, 2004 and 2003
             (unaudited)                                                 F-19
         Notes to Financial Statements                                   F-20
         Statements of Financial Condition as of
             September 30, 2004 (unaudited) and
             December 31, 2003                                           F-22
         Statements of Changes in Partners' Capital for
             the Nine Months ended September 24, 2004
             (unaudited)                                                 F-23
         Notes to Financial Statements                                   F-24

         MLAI LLC
         --------
         Independent Auditors' Report                                    F-26
         Balance Sheet dated as of December 26, 2003                     F-27
         Notes to Balance Sheet of December 26, 2003                     F-28

         Balance Sheet dated as of March 31, 2004                        F-30
         Notes to Balance Sheet of March 31, 2004                        F-31


     (a)(2) Financial Statement Schedules

     Financial Statement schedules not included in this Form 10 have been omitted for the reason that they are not required or are not applicable or that equivalent information has been included in the financial notes or statements thereto.

     (b) Exhibits

     The following documents (unless otherwise indicated) are filed herewith and made part of this Registration Statement.

Exhibit Designation           Description
-------------------           -----------


3.01                          Amended and Restated Certificate of Limited Partnership of ML
                              Select Futures I L.P.*

3.02(a)                       ML Select Futures I L.P. Tenth Amended and Restated Limited
                              Partnership Agreement

10.01                         Subscription Agreement*

10.02                         Customer Agreement between ML Chesapeake L.P. and Merrill Lynch
                              Futures Inc.*

10.03                         Advisory Agreement by and among ML Select Futures I L.P. and
                              Sunrise Capital Partners, LLC and Merrill Lynch Investment
                              Partners Inc.*

10.04                         Consulting Agreement between Merrill Lynch Futures Inc. and
                              Sunrise Capital Partners, LLC*

10.05                         Selling Agreement among ML Chesapeake L.P., Merrill Lynch
                              Investment Partners Inc., Merrill Lynch Futures Inc., Merrill
                              Lynch, Pierce, Fenner & Smith Incorporated and Chesapeake Capital
                              Corporation*

13.01                         2003 Independent Auditors' Report and Financial Statements


*Previously filed on April 30, 2003 as an exhibit to the Registrant's Registration Statement filed on Form 10.

                                           SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                           ML SELECT FUTURES I L.P.
                           (Registrant)


                           Date  December 6, 2004



                           By: Merrill Lynch Alternative Investments LLC, General Partner

                           By   /s/ Steven B. Olgin
                              ---------------------
                                Name:   Steven B. Olgin
                                Title:  Vice President, Chief Operating Officer
                                        and Manager